Mail Stop 3561

July 23, 2009

Robert G. Gwin
President and Chief Executive Officer
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re:** **Western Gas Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 16, 2009**
> **File No. 333-160000**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-34046**

Dear Mr. Gwin:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Amendment No. 1 to Registration Statement on Form S-3

Where You Can Find More Information, page 69

1. Please update your incorporation by reference to include the Form 8-K filed on July 23, 2009. See Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Form 10-K for Fiscal Year Ended December 31, 2008

Disclosure Controls and Procedures, page 73

2. We note your response to comment 5 in our letter dated July 8, 2009 and we reissue that comment. Please revise your disclosure to provide your principal executive officer's and principal financial officer's evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period for which the report is filed. See Item 307 of Regulation S-K. Also, you must provide the disclosure required by Item 308T(b) of Regulation S-K. See FAQ 22 of the Sarbanes-Oxley Act FAQs (November 14, 2002) and Release No. 33-8238 (June 5, 2003) at Section II.J.

***

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael E. Dillard, Esq.